FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of : November, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated November 6th, 2003, relating to Lafarge planning a bond exchange offer.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 6, 2003
Lafarge plans a bond exchange offer

Lafarge announced today that, as from November 18, 2003, it plans to offer holders of certain of its existing bonds, with maturities ranging from 2005 to 2008, the possibility to exchange their bonds for new bonds to be issued by Lafarge up to 500 million euros with a 10 year maturity.

This exchange offer forms part of Lafarge's ongoing management of its bond debt. It will enable Lafarge to extend the maturity of its debt without increasing the debt level, at a time when the Group is actively reducing its debt.

The offer will be subject to a prospectus being approved by the French Commission des opérations de bourse and also approved by the Société de la Bourse in Luxembourg. The exchange offer described herein is not being made, directly or indirectly, in or into the United States and tenders from or on behalf of holders in the United States will not be permitted. The securities issued in the exchange offer have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act.

In the United Kingdom, this press release is for distribution only to persons specified in articles 19 and 49 of the Financial Services and Market Acts 2000 (Financial Promotion) order 2001. The securities specified in this press release may be subscribed exclusively by such persons.

The distribution of this document in certain countries may constitute a breach of applicable law.

PRESS CONTACT:	INVESTOR RELATIONS :
Véronique Doux: 33-1 44-34-19-47 veronique.doux@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com
Brunswick Stéphanie Tessier 33-1 53-96-83-79 stessier@brunswickgroup.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 6th, 2003	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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